Exhibit 3.2

Certificate of Amendment
of the Bylaws (as amended) of
Aviragen Therapeutics, Inc.

I, Peter Azzarello, in my capacity as Secretary of Aviragen Therapeutics, Inc. (f/k/a Biota Pharmaceuticals, Inc.), a Delaware corporation (the “Company”), certify that on April 11, 2016, the Board of Directors of the Company adopted a resolution approving an amendment to the Bylaws of the Company (the “Bylaws”) as provided below, pursuant to Article XVII of the Bylaws.

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1.     Defined Terms. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Bylaws.

2.     Amendments to Bylaws

(a) The Bylaws shall be amended by replacing the reference to “Biota Pharmaceuticals, Inc.” with the phrase “Aviragen Therapeutics, Inc.”

3.     Except as expressly amended hereby, the Bylaws remain in full force and effect.

Dated: April 11, 2016

	By:	/s/ Peter Azzarello
	Name:	Peter Azzarello
	Title:	Secretary